SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  ------------


                                    Form 11-K



(Mark One)

[X]              ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

                   For the fiscal year ended December 31, 1998

                                       OR


[ ]            TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE
                SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

             For the transition period from __________ to __________


                                  ------------


                           Commission File No. 1-11402

                                  ------------


                               Cendant Corporation
                              Employee Savings Plan
                            (Full title of the Plan)


                               Cendant Corporation
          (Name of issuer of the securities held pursuant to the Plan)

                               9 West 57th Street
                            New York, New York 10019
                     (Address of principal executive office)

                               Cendant Corporation
                              Employee Savings Plan

                    Financial Statements for the Years Ended
                           December 31, 1998 and 1997



                                      INDEX



Description

         Independent Auditors' Report

         Statements of Net Assets Available for Benefits as of December 31, 1998 and 1997

         Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 1998 and 1997

         Notes to Financial Statements

         Item 27a -Schedule of Assets Held for Investment Purposes as of December 31, 1998

         Item 27d - Schedule of Reportable Transactions for the Year ended December 31, 1998





Schedules required under the Employee Retirement Income Security Act of 1974 ("ERISA"), other than the schedules listed above, are omitted because of the absence of the conditions under which they are required.

INDEPENDENT AUDITORS' REPORT
To the Trustees and Participants of
Cendant Corporation Employee Savings Plan
Parsippany, NJ 07054


We have audited the accompanying statements of net assets available for benefits of the Cendant Corporation Employee Savings Plan (the "Plan") as of December 31, 1998 and 1997, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1998 and 1997, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of (1) assets held for investment purposes as of December 31, 1998 and (2) reportable transactions for the year ended December 31, 1998 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.



/s/ Deloitte & Touche LLP
Parsippany, New Jersey
June 28, 1999

                    Cendant Corporation Employee Savings Plan



                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                           DECEMBER 31, 1998 and 1997


                                                                                 1998               1997
                                                                           ---------------     ---------------
ASSETS

      Investments, at fair value                                           $   237,215,840     $    76,862,504
      Interest and dividends receivable                                             45,216              25,420

      Contributions receivable from:
          Participants                                                             132,332             172,325
          Employer                                                                  45,365              38,414
                                                                           ---------------     ---------------

NET ASSETS AVAILABLE FOR BENEFITS                                          $   237,438,753     $    77,098,663
                                                                           ===============     ===============

















                       -See notes to financial statements-

                    Cendant Corporation Employee Savings Plan



           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                 FOR THE YEARS ENDED DECEMBER 31, 1998 and 1997






                                                                                 1998               1997
                                                                           ---------------     ---------------
ADDITIONS TO NET ASSETS ATTRIBUTED TO:

Contributions:
      Participants                                                         $    17,950,966     $     6,447,240
      Employer                                                                   7,083,449           1,459,001
      Rollovers                                                                155,518,084          35,596,085
                                                                           ---------------     ---------------

          Total contributions                                                  180,552,499          43,502,326
                                                                           ---------------     ---------------

Investment income:
      Net (depreciation)appreciation in fair value of investments              (13,637,397)          3,463,920
      Interest and dividends                                                     6,741,369           3,288,012
                                                                           ---------------     ---------------

          Total investment (losses) income                                      (6,896,028)          6,751,932
                                                                           ----------------    ---------------

          Total additions                                                      173,656,471          50,254,258
                                                                           ---------------     ---------------

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:

      Benefits paid to participants                                             13,303,410           4,008,906
      Trustee fees                                                                  12,971               8,199
                                                                           ---------------     ---------------

          Total deductions                                                      13,316,381           4,017,105
                                                                           ---------------     ---------------

NET INCREASE IN NET ASSETS
      AVAILABLE FOR BENEFITS                                                   160,340,090          46,237,153
                                                                           ---------------     ---------------

NET ASSETS AVAILABLE FOR BENEFITS,
      BEGINNING OF YEAR                                                         77,098,663          30,861,510
                                                                           ---------------     ---------------

NET ASSETS AVAILABLE FOR BENEFITS,
      END OF YEAR                                                          $   237,438,753     $    77,098,663
                                                                           ===============     ===============



                       -See notes to financial statements-

                    Cendant Corporation Employee Savings Plan
                          NOTES TO FINANCIAL STATEMENTS



1.   DESCRIPTION OF PLAN

     The following description of the Cendant Corporation Employee Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

     The Plan, established July 2, 1990 and amended and restated as of January 1, 1998, is a defined contribution plan established for certain eligible employees of Cendant Corporation ("Cendant" or the "Company") that provides Internal Revenue Code Section 401(k) employee salary deferral benefits and additional employer contributions for the Company's employees. In December 1997, HFS Incorporated merged with and into and CUC International Inc. ("CUC"), and the resultant merged company was renamed Cendant Corporation. Each of the existing employee savings plans of the merged companies are currently being maintained. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). In connection with the amendment and restatement, effective January 1, 1998, certain provisions of the Plan were revised, including eligibility requirements, Company matching contributions and the vesting of Plan benefits. The Plan was also amended various times during 1997 and 1998 to allow for existing plans of companies acquired by Cendant to be combined into the Plan (see "Rollovers").

     The following is a summary of certain Plan provisions:

     a. Eligibility - Each regular employee (as defined in the Plan) of the Company is eligible to participate in the Plan on the entry date following both attainment of age 18 and completion of six months of service.

     b. Employee contributions - An employee may elect to make pre-tax contributions up to fifteen percent of annual compensation up to a maximum of $10,000 and $9,500 for 1998 and 1997, respectively.

     c. Employer contributions - The Company makes contributions to the Plan equal to one hundred percent (100%) of all eligible employees' salary deferral up to three percent (3%) of the employee compensation. An additional discretionary employer contribution may be made, equal to up to fifty percent (50%) of the employees' salary deferral contributions over three percent (3%) of the employees' compensation, up to a maximum of six percent (6%) of the employees' compensation.

     d. Rollovers - All employees, upon commencement of employment, are provided the option of making a rollover contribution into the Plan in accordance with Internal Revenue Service ("IRS") regulations.

         In April 1997, the Company acquired PHH Corporation ("PHH")by merger. PHH is a leading provider of mortgage, relocation and fleet management services. On May 1, 1998, the PHH Corporation Employee Investment Plan (the "PHH Plan") which, at such time, was comprised of $152.2 million in assets, was merged into the Plan (the "Plan Merger"). Coincident with the Plan Merger, PHH Plan participants became participants in the Plan. Accordingly, the transfer of each of the participants' PHH Plan assets that existed at the transfer date were invested in comparable investment categories in proportionate amounts within the Plan and maintained the same vesting schedule as was in effect under the PHH Plan. Effective as of the date of the Plan Merger, investment options for participants under the PHH Plan were terminated and all future contributions were invested in options available under the Plan and are subject to the provisions of the Plan.

         In connection with companies previously acquired by Cendant, plan assets associated with the qualified plans of Century 21 of Eastern Pennsylvania Inc., Century 21 of the MidAtlantic States, Inc. and portions of the Coldwell Banker Corporation Plan were merged into the Plan. Also, in 1997 the Company sold a majority of its interest in the car rental operations of Avis, Inc. by offering stock in its subsidiary, Avis Rent A Car, Inc. ("ARAC"), to the public but retained the business consistent with its service provider profile, including the subsidiary of Avis, Inc. that provides reservation and technology services to ARAC ("Wizcom"). In 1997, the account balances of Wizcom employees were transferred from the ARAC 401-k plan into the Plan. As a result of the aforementioned plan transfers, $152.2 million and $34.4 million of assets were merged into the Plan in 1998 and 1997, respectively, and are included in Contributions - Rollovers in the Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 1998 and 1997.

     e. Vesting Schedule - Employer contributions credited to accounts of employees who commenced employment on or subsequent to January 1, 1998 shall vest according to the following schedule:

                                    Years of                             Vested
                                     Service                            Interest
                                    --------                            --------
                                  Fewer than 1                             0%
                                       1                                  34%
                                       2                                  67%
                                       3                                 100%

         Employer contributions credited to accounts of employees who commenced employment prior to January 1, 1998 shall continue to be 100% vested in such contributions.

     f. Termination - Although the Company has not expressed any intention to do so, the Company reserves the right to modify, suspend, amend or terminate the Plan in whole or in part at any time subject to the provisions of ERISA. If the Plan is terminated, the amounts credited to the employer contribution accounts of all participants become fully vested.

     g. Loan Provision - Employees may borrow up to the lesser of $50,000 or fifty percent of their vested balance, provided the vested balance is at least one thousand dollars. Interest is charged at a commercial rate and is secured by the vested balance. Loan repayments must be made through payroll deductions over a term not to exceed five years unless the proceeds of the loan are used to purchase the principal residence of the employee, in which case the term is not to exceed fifteen years. The loans bear interest at a rate commensurate with the prime sale plus one percent. Principal and interest is paid ratably through monthly payroll deductions.

     h. Benefits Payable - Participants are entitled to withdraw all or any portion of their after-tax contributions. Participants may make full or partial withdrawals of funds in any of their accounts upon attaining age 59 1/2 for for financial hardship, as defined in the Plan before that age. Distributions to terminated employees are recorded in each fund's financial statements when paid. Amounts payable to participants who have terminated participation in the Plan were approximately $1.3 million and $1.0 million at December 31, 1998 and 1997, respectively. These amounts will be reflected as liabilities in the Plan's Form 5500 in accordance with Department of Labor Regulations.

     i. Forfeited Accounts - At December 31, 1998, forfeited nonvested accounts totaled $7,097. These accounts will be used to reduce future employer contributions.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     a. Basis of Presentation - The accompanying financial statements are prepared on an accrual basis of accounting. All administrative costs of the Plan, other than costs incurred to maintain participant loan accounts, were paid by the Company.

     b. Valuation of Investments - The Plan's investments are stated at fair value. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the plan year. The shares of registered investment companies are valued at the quoted market price which represent the net asset value of shares held by the Plan at year-end. Loans to participants are valued at cost, which approximates fair value. Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

     The change between the fair value and the cost of investments which are held at each statement date is reflected as net (depreciation) appreciation in fair value of investments in the statement of changes in net assets available for benefits. The net realized gains (losses) on investments is the difference between the proceeds received, after fees and expenses, and the average cost of the investments sold.

     The Plan's group annuity contract is valued at contract value. Contract value represents contributions made under the contract, plus interest, less funds used to pay benefits to participants.

     c. Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts and related disclosures. Actual results could differ from those estimates.

3.   INVESTMENTS

     Participants direct their contributions into any of the investment options made available by the Plan. Participants may change their investment allocations between funds on a daily basis.

     The investment options available to participants as of December 31, 1998 consisted of the following:

      a. Cendant Corporation Common Stock Fund - Participants may elect to invest up to 50% of their account balance in the Company's common stock which is an equity security publicly traded on the New York Stock Exchange under the symbol "CD".

      b. Merrill Lynch Equity Index Trust - This trust seeks investment results that mirror those of the Standard & Poor's 500 Composite Stock Price Index ("S&P 500"). The S&P 500 stocks will make up all, or nearly all, of the fund assets. Trust assets of 5% to 10% may be S&P 500 index futures and/or index Options.

      c. Cendant Stable Value Fund - Certain contributions in this fund are invested under contracts with major insurance companies providing a high level of security for principal and a fixed rate of return. Contributions made to this fund are invested in the Merrill Lynch Retirement Preservation Trust which invests in high quality fixed interest instruments. The fund is designed to provide the investor with a defined rate of return and low risk of principal.

      d. Merrill Lynch Corporate Bond Fund Inter-Term - This mutual fund invests in corporate debt securities, primarily through high-quality investment grade securities.

      e. Merrill Lynch Growth Fund - This mutual fund invests in securities that are selling at discounts from price-to-book value ratios and have dividend yields greater than the stock market average or historic yields. Large capitalization issues will be emphasized, but the fund has flexibility to invest in small capitalization companies with similar value. The fund may invest up to 20% of total assets in foreign securities.

      f. Merrill Lynch Capital Fund - This mutual fund allows management to shift emphasis based on its evaluation of changes in economic and market trends. The fund's portfolio may be invested substantially in equity securities, corporate bonds or money market securities. Over longer periods, a major portion of the fund's portfolio will consist of equity securities of larger market capitalization companies. The fund may invest up to 25% of its total assets in foreign securities.

      g. AIM Charter Fund - This balanced mutual fund seeks growth of capital and current income by investing primarily in dividend-paying common stocks. A significant portion of assets may also be held in cash or other income-producing securities, including U.S. government securities or debt securities.

      h. Templeton Foreign Fund - This mutual fund seeks long-term capital growth through investing in stocks and debt obligations of companies and governments outside the United States.

      i. AIM Weingarten Fund - This growth mutual fund seeks capital growth by investing primarily in common stocks of leading U.S. companies which have displayed strong earnings momentum or a significant upsurge in earnings.

      j. MFS Emerging Growth Fund - This mutual fund invests primarily in common stocks of companies that are early in their life cycles and have the potential to become major enterprises. The fund may also invest in more established companies whose earning growth is expected to accelerate due to new management, new products or changes in consumer demand.

      k.    AIM Constellation Fund - This mutual fund seeks capital appreciation
            by   investing   primarily  in  common   stocks  with   emphasis  on
            medium-sized and smaller emerging growth companies.

      l. Putnam New Opportunity Fund - This mutual fund seeks above-average capital appreciation from rapidly growing sectors of the economy. Fund management searches for companies with strong and expanded earnings, committed management, freedom from excessive government regulation, and substantial insider equity holdings.

      m.    Kobrick  Capital  Fund - This  mutual  fund  seeks  maximum  capital appreciation by investing primarily in equity securities of companies with a wide range of capitalizations, including undervalued special situations and emerging growth companies. The fund may invest up to 35% of its total assets in other types of securities, including corporate bonds.

      n. Kobrick Emerging Growth Fund - This mutual fund seeks growth of capital by investing in the equity securities of emerging growth companies, primarily with small capitalizations. The fund may invest up to 35% of its total assets in other types of securities, including corporate bonds, or in larger, more mature companies.

      o. Kobrick Growth Fund - This mutual fund seeks to provide long-term growth of capital by investing in the equity securities of large capitalization companies. The fund may invest up to 35% of its total assets in other types of securities, including corporate bonds, or in small capitalization and emerging growth companies.

     Participants should refer to each fund's prospectus for a more complete description of the risks associated with each fund.

4.   INVESTMENTS EXCEEDING 5% OF NET ASSETS

     The following investments represent five percent or more of the Plan's net assets available for benefits as of December 31, 1998 and 1997.

                                                                                1998              1997
                                                                         ---------------    --------------

         Cendant Corporation Common Stock Fund                           $    59,213,751    $    9,484,939
         Merrill Lynch Equity Index Trust                                     30,815,254             -
         Cendant Stable Value Fund                                            40,344,312         9,164,634
         AIM Charter Fund                                                     40,914,605         6,624,132
         AIM Constellation Fund                                                   -              5,789,319
         Cash Fund                                                                -             23,485,046
         Merrill Lynch Growth Fund                                                -              4,796,664
         Merrill Lynch Capital Fund                                               -              3,870,574
                                                                         ---------------    --------------
                                                                         $   171,287,922    $   63,215,308
                                                                         ===============    ==============



5.   INTERNAL REVENUE SERVICE STATUS

     The Plan is qualified under section 401(a) of the Internal Revenue Code of 1986 (the "Code") and is exempt from taxation under section 501(a) of the Code. The Plan received a favorable IRS determination letter dated May 21, 1996. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code and the related trust was tax exempt as of the financial statement dates. Therefore, no provision for income taxes has been included in the Plan's financial statements.

6.   OTHER EVENTS

     Company litigation
     In April 1998, the Company publicly announced that it had discovered accounting irregularities in the former business units of CUC. Such discovery prompted investigations into such matters by the Company and the Audit Committee of its Board of Directors. As a result of the findings from the investigations, the Company restated its previously reported financial results for 1997, 1996 and 1995. Since such announcement, more than 70 lawsuits claiming to be class actions, two lawsuits claiming to be brought derivatively on the Company's behalf and several individual lawsuits have been filed in various courts against the Company and other defendants. The Court has ordered consolidation of many of the actions.

     The Securities and Exchange Commission ("SEC") and the United States Attorney for the District of New Jersey are conducting investigations relating to the matters referenced above. The SEC advised the Company that its inquiry should not be construed as an indication by the SEC or its staff that any violations of law have occurred.

     The Company does not believe it is feasible to predict or determine the final outcome or resolution of these proceedings or to estimate the amounts or potential range of loss with respect to these proceedings and investigations. In addition, the timing of the final resolution of these proceedings and investigations is uncertain. The possible outcomes or resolutions of these proceedings and investigations could include judgements against the Company or settlements and could require substantial payments by the Company. However, the Company does not expect the outcome from these proceedings to have any material adverse impact on the Plan. The aforementioned matters resulted in a significant decline in the per share price of the Company common stock and a corresponding diminution of the Cendant Corporation common stock fund. At December 31, 1997 the closing per share price of Company common stock was $34.375 compared to $ 19.125 at December 31, 1998.

     Termination of Proposed Acquisitions
     During 1998, the Company terminated the pending acquisitions of American Bankers Insurance Group, Inc., Royal Automobile Club Motoring Services and Providian Auto and Home Insurance Company.

7.   INVESTMENT CONTRACTS WITH INSURANCE COMPANIES

     The Cendant Stable Value Fund primarily invested in investment contracts providing a guaranteed return on principal invested over a specified time period. Thereafter, contributions to such fund are invested in the Merrill Lynch Retirement Preservation Trust. The crediting interest rates at December 31, 1998 for various investment contracts ranged from 5.6% to 7.7% and the average yields of the Cendant Stable Value Fund for the 1998 and 1997 plan years were 6.2% and 6.0%, respectively. All investment contracts in the Cendant Stable Value Fund are fully benefit-responsive and are recorded at contract value, which equals principal plus accrued interest. The Cendant Stable Value Fund at December 31, 1998 and 1997 was $40,344,312 and $9,164,634, respectively, which approximated the fair value.

8.   PARTY-IN-INTEREST

     A portion of the Plan's investments are shares in a fund managed by Merrill Lynch (see Note 3). Merrill Lynch is the custodian of these investments as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

9.   SUBSEQUENT EVENTS

     Divestiture
     On May 22, 1999, the Company, through its wholly-owned subsidiary, PHH, executed an agreement with ARAC pursuant to which ARAC will acquire the net assets of the Company's Fleet management segment for consideration of $1.8 billion. The transaction is subject to customary regulatory approvals and is expected to close on or about June 30, 1999. The Company has not yet determined what impact the disposition of its Fleet management segment will have on the Plan assets.

     Business Combinations
     In January 1998, the Company completed the acquisition of Jackson Hewitt, Inc. ("Jackson Hewitt"). Jackson Hewitt operates the second largest tax preparation service franchise system in the United States.

     In April 1998, the Company completed the acquisition of Credentials Services International, Inc. ("CSI"). CSI is a service which provides members with access to their personal credit information.

     Plan transfers
     During 1999, in connection with companies previously acquired by Cendant, the Company completed the transfer of assets from the existing plans of such acquired companies, including Electronic Realty Associates, Inc. and CSI. In addition, during 1999, the accumulated plan benefits of the reservation center employees of Avis, Inc. were transferred into the Plan. The resulting plan transfers accounted for plan assets of $8.6 million being merged into the Plan.

     The Company expects to merge other existing qualified plans into the Plan during 1999, including the plan assets of the Jackson Hewitt 401(k) Plan.

10.  PLAN SUMMARY BY FUND

     The following tables represent the statements of net assets available for benefits, summarized by fund, as of December 31, 1998 and 1997 and the statements of changes in net assets available for benefits for the years ended December 31, 1998 and 1997.

                    CENDANT CORPORATION EMPLOYEE SAVINGS PLAN
      STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION

                                DECEMBER 31, 1998

                                                                                     Merrill
                                              Cendant      Merrill                   Lynch       Merrill     Merrill
                                            Corporation     Lynch       Cendant    Corporate      Lynch       Lynch
                                    Cash     Company        Equity       Stable    Bond Fund     Growth      Capital
                                    Fund    Stock Fund   Index Trust   Value Fund  Inter-Term     Fund        Fund        Subtotal
                                   -------  -----------  -----------  -----------  ----------  ----------  -----------  ------------
Assets
  Investments, at fair value       $22,278  $59,213,751  $30,815,254  $40,344,312  $4,924,429  $6,194,947  $11,588,892  $153,103,863
  Interest and dividends
    receivable                          -            -            -            -           -          -             -            -
Contributions receivable from:
  Participants                          -            -            -            -           -          -             -            -
  Employer                              -            -            -            -           -          -             -            -
                                   -------  -----------  -----------  -----------  ----------  ----------  -----------  ------------

Net assets available for benefits  $22,278  $59,213,751  $30,815,254  $40,344,312  $4,924,429  $6,194,947  $11,588,892  $153,103,863
                                   =======  ===========  ===========  ===========  ==========  ==========  ===========  ============

                    CENDANT CORPORATION EMPLOYEE SAVINGS PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION (Continued)

                                DECEMBER 31, 1998



                                    AIM     Templeton       AIM         MFS           AIM      Putnam New   Kobrick
                                  Charter    Foreign    Weingarten   Emerging   Constellation Opportunity   Capital
                      Subtotal      Fund       Fund         Fund    Growth Fund       Fund        Fund        Fund     Subtotal
                   ------------ ----------- ----------  ----------  -----------  -----------  -----------  --------- -----------

Assets
   Investments, at
     fair value    $153,103,863 $40,914,605 $6,976,956  $6,452,656  $ 4,653,525  $ 7,570,616  $ 9,772,062  $ 384,951 $229,829,234
   Interest and
     dividends
     receivable               -           -          -           -            -            -            -          -            -

Contributions
  receivable from:
   Participants               -           -          -           -            -            -            -          -            -
   Employer                   -           -          -           -            -            -            -          -            -
                   ------------ ----------- ----------  ----------  -----------  -----------  ----------- ---------- ------------

Net assets available
  for benefits     $153,103,863 $40,914,605 $6,976,956  $6,452,656  $ 4,653,525  $ 7,570,616  $ 9,772,062 $  384,951 $229,829,234
                   ============ =========== ==========  ==========  ===========  ===========  =========== ========== ============


                    CENDANT CORPORATION EMPLOYEE SAVINGS PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION (Concluded)

                                DECEMBER 31, 1998


                                                       Kobrick                                           Accrued
                                                      Emerging           Kobrick       Employee          Amounts
                                     Subtotal      Growth Fund       Growth Fund          Loans      Unallocated              Total
                                -------------    -------------    --------------  -------------     ------------      -------------

Assets
  Investments, at fair value    $ 229,829,234    $     187,472    $       41,368  $   7,158,291     $       (525)     $ 237,215,840
  Interest and
    dividends receivable                    -                -                 -              -           45,216             45,216

Contributions receivable from:
  Participants                              -                -                 -              -          132,332            132,332
  Employer                                  -                -                 -              -           45,365             45,365
                                -------------    -------------    --------------  -------------     ------------      -------------

Net assets available for
  benefits                      $ 229,829,234    $     187,472    $       41,368  $   7,158,291     $    222,388      $ 237,438,753
                                =============    =============    ==============  =============     ============      =============


                    CENDANT CORPORATION EMPLOYEE SAVINGS PLAN
      STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION


                                DECEMBER 31, 1997



                                         Cendant              AIM               AIM              AIM
                                    Stable Value          Charter        Weingarten     Constellation
                                            Fund             Fund              Fund             Fund          Subtotal
                                     -----------      -----------       -----------      ------------      -----------

Assets
    Investments, at fair value       $ 9,164,634      $ 6,624,132       $ 3,071,778      $  5,789,319      $24,649,863
    Interest and
      dividends receivable                     -                 -                -                 -                -

Contributions receivable from:
    Participants                               -                -                 -                 -                -
    Employer                                   -                -                 -                 -                -
                                     -----------      -----------       -----------      ------------      -----------

Net assets available for
  benefits                           $ 9,164,634      $ 6,624,132       $ 3,071,778      $  5,789,319      $24,649,863
                                     ===========      ===========       ===========      ============      ===========


                    CENDANT CORPORATION EMPLOYEE SAVINGS PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION (Continued)


                                DECEMBER 31, 1997



                                                                            Cendant
                                                        Templeton       Corporation                         Accrued
                                                          Foreign            Common       Employee          Amounts
                                        Subtotal             Fund        Stock Fund          Loans      Unallocated       Subtotal
                                     -----------      -----------       -----------    -----------      -----------    -----------

Assets
   Investments, at fair value        $24,649,863      $ 2,211,423       $ 9,484,939    $ 2,698,894      $         -    $39,045,119
   Interest and dividends receivable           -                -                 -              -           25,420         25,420

Contributions receivable from:
   Participants                                -                -                 -              -          172,325        172,325
   Employer                                    -                -                 -              -           38,414         38,414
                                     -----------      -----------       -----------    -----------      -----------    -----------

Net assets available for
  benefits                           $24,649,863      $ 2,211,423       $ 9,484,939    $ 2,698,894      $   236,159    $39,281,278
                                     ===========      ===========       ===========    ===========      ===========    ===========


                    CENDANT CORPORATION EMPLOYEE SAVINGS PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION (Concluded)


                                DECEMBER 31, 1997


                                                                                                   Merrill
                                                              MFS        Merrill      Merrill        Lynch       Putnam
                                                         Emerging          Lynch        Lynch    Corporate          New
                                                 Cash      Growth         Growth      Capital    Bond Fund  Opportunity
                               Subtotal          Fund        Fund           Fund         Fund   Inter-Term         Fund        Total
                           ------------   -----------   ----------  ------------  -----------  -----------  -----------  -----------
Assets
   Investments,
     at fair value         $ 39,045,119   $23,485,046   $1,459,126  $  4,796,664  $ 3,870,574  $ 1,497,531  $ 2,708,444  $76,862,504
   Interest and
     dividends receivable        25,420            -            -              -            -            -            -       25,420

Contributions receivable
  from:
   Participants                 172,325             -           -              -            -            -            -      172,325
   Employer                      38,414             -           -              -            -            -            -       38,414
                           ------------   -----------   ----------   ------------ -----------  -----------  -----------  -----------

Net assets available
  for benefits             $ 39,281,278   $23,485,046   $1,459,126   $ 4,796,664  $ 3,870,574  $ 1,497,531  $ 2,708,444  $77,098,663
                           ============   ===========   ==========   ===========  ===========  ===========  ===========  ===========


                    CENDANT CORPORATION EMPLOYEE SAVINGS PLAN
 STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION


                      FOR THE YEAR ENDED DECEMBER 31, 1998

                                                                                    Merrill
                                             Cendant                                  Lynch
                                         Corporation      Merrill                Corporate
                                             Company        Lynch      Cendant   Bond Fund       Merrill
                                    Cash       Stock       Equity       Stable      Inter-         Lynch      Capital
                                    Fund        Fund  Index Trust   Value Fund        Term   Growth Fund         Fund    Subtotal
                            ------------ -----------  -----------  -----------   ---------  ------------  -----------  ----------
ADDITIONS TO NET ASSETS
ATTRIBUTED TO:
  Contributions:
    Participants            $  (119,638) $   816,789  $ 1,527,535  $ 4,111,475   $ 580,744  $ 1,568,701   $ 1,485,509  $  9,971,115
    Employer                     (4,239)     248,506      603,390    1,809,807     194,686      642,725       649,157     4,144,032
    Rollovers               (23,312,386)  68,289,564   26,613,973   26,127,756   2,178,948    4,950,099     6,741,596   111,589,550
                            ------------  ----------   ----------   ----------   ---------   ----------   -----------  ------------

    Total contributions     (23,436,263)  69,354,859   28,744,898   32,049,038   2,954,378    7,161,525     8,876,262   125,704,697
                            ------------  ----------   ----------   ----------   ---------   ----------   -----------  ------------

  Investment income:
    Net (depreciation)
      appreciation in
      fair value of
      plan assets                    -   (19,409,831)   2,794,907           -       38,141   (2,097,480)     (431,958)  (19,106,221)
    Interest and dividends           -        16,421       46,851    2,053,878     225,581      159,995       741,510     3,244,236
                            ------------ ------------  ----------   ----------   ---------   ----------   -----------  ------------

     Total investment
       (losses) income               -   (19,393,410)   2,841,758    2,053,878     263,722   (1,937,485)      309,552   (15,861,985)
                            ------------ ------------  ----------   ----------   ---------   -----------  -----------  ------------

     Total additions        (23,436,263)  49,961,449   31,586,656   34,102,916   3,218,100    5,224,040     9,185,814   109,842,712
                            ------------ -----------   ----------   ----------   ---------   ----------   -----------  ------------

DEDUCTIONS FROM NET
  ASSETS ATTRIBUTED TO:
  Benefits paid to
    participants                 26,490    2,234,314      901,134    3,508,305     359,805      903,631       866,099     8,799,778
  Trustee fees                       15        2,124          545        3,736         400          915           756         8,491
                            -----------  -----------   ----------   ----------   ---------   ----------   -----------   -----------

     Total deductions            26,505    2,236,438      901,679    3,512,041     360,205      904,546       866,855     8,808,269
                            -----------  -----------   ----------   ----------   ---------   ----------   -----------   -----------

INTERFUND TRANSFERS                  -     2,003,801      130,277      588,803     569,003   (2,921,211)     (600,641)     (229,968)
                            -----------  -----------   ----------   ----------   ---------   -----------  ------------  -----------

NET (DECREASE) INCREASE
  IN NET ASSETS
  AVAILABLE FOR BENEFITS    (23,462,768)  49,728,812   30,815,254   31,179,678   3,426,898    1,398,283     7,718,318   100,804,475

NET ASSETS AVAILABLE FOR
  BENEFITS, BEGINNING
  OF YEAR                    23,485,046    9,484,939          -      9,164,634   1,497,531    4,796,664     3,870,574    52,299,388
                            -----------  -----------  -----------   ----------  ----------   ----------   -----------  ------------

NET ASSETS AVAILABLE FOR
  BENEFITS, END OF YEAR     $    22,278  $59,213,751  $30,815,254  $40,344,312  $4,924,429  $ 6,194,947   $11,588,892  $153,103,863
                            ===========  ===========  ===========  ===========  ==========  ===========   ===========  ============


                    CENDANT CORPORATION EMPLOYEE SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                                  (Continued)

                      FOR THE YEAR ENDED DECEMBER 31, 1998


                                                                                       MFS
                                                   AIM    Templeton               Emerging            AIM   Putnam New
                                               Charter      Foreign  Weingarten     Growth  Constellation  Opportunity
                                  Subtotal        Fund         Fund        Fund       Fund           Fund         Fund     Subtotal
                              ------------  ----------   ----------  ---------- ----------  -------------  -----------  -----------
ADDITIONS TO NET ASSETS
ATTRIBUTED TO:
 Contributions:
   Participants               $  9,971,115  $ 2,937,745  $  920,026  $  855,539 $  894,648  $   941,527    $1,441,601  $ 17,962,201
   Employer                      4,144,032    1,239,193     343,010     267,400    275,184      328,182       469,919     7,066,920
   Rollovers                   111,589,550   28,651,662   7,699,747     157,776    397,837      346,428     2,146,694   150,989,694
                              ------------  -----------   ---------  ---------- ----------  -----------    ----------  ------------

     Total contributions       125,704,697   32,828,600   8,962,783   1,280,715  1,567,669    1,616,137     4,058,214   176,018,815
                              ------------  -----------   ---------  ----------  ---------  -----------     ---------  ------------

  Investment income:
    Net (depreciation)
      appreciation in fair
      value of plan assets     (19,106,221)   3,824,629  (2,032,625)    961,776    566,368      921,069     1,137,369   (13,727,635)
    Interest and dividends       3,244,236    1,725,868     806,370     375,903     49,937      203,722       314,975     6,721,011
                              ------------  -----------   ---------  ----------  ---------   ----------     ---------  ------------
          Total investment
            (losses) income    (15,861,985)   5,550,497  (1,226,255)  1,337,679    616,305    1,124,791     1,452,344    (7,006,624)
                              ------------  -----------   ---------  ----------  ---------   ----------     ---------  ------------

           Total additions     109,842,712   38,379,097   7,736,528   2,618,394  2,183,974    2,740,928     5,510,558   169,012,191
                              ------------  -----------   ---------  ----------  ---------   ----------     ---------  ------------

DEDUCTIONS FROM NET
  ASSETS ATTRIBUTED TO:
  Benefits paid to
   participants                  8,799,778    2,111,231     484,556     417,456    150,543      915,118       363,158    13,241,840
  Trustee fees                       8,491        1,745         513         538        393          794           495        12,969
                              ------------  -----------   ---------  ----------  ---------   ----------     ---------  ------------
           Total deductions      8,808,269    2,112,976     485,069     417,994    150,936      915,912       363,653    13,254,809
                              ------------  -----------  ----------- ----------  ---------   ----------     ---------  ------------

INTERFUND TRANSFERS               (229,968)  (1,975,648) (2,485,926)  1,180,478  1,161,361      (43,719)    1,916,713      (476,709)
                              ------------- ------------  ---------  ----------  ---------   ----------    ----------  ------------

NET INCREASE IN NET ASSETS
  AVAILABLE FOR BENEFITS       100,804,475   34,290,473   4,765,533   3,380,878  3,194,399    1,781,297     7,063,618   155,280,673

NET ASSETS AVAILABLE FOR
  BENEFITS, BEGINNING
  OF YEAR                       52,299,388    6,624,132   2,211,423   3,071,778  1,459,126    5,789,319     2,708,444    74,163,610
                              ------------  -----------  ----------  ---------- ----------   ----------     ---------  ------------

NET ASSETS AVAILABLE FOR
  BENEFITS, END OF YEAR       $153,103,863  $40,914,605  $6,976,956  $6,452,656 $4,653,525   $7,570,616    $9,772,062  $229,444,283
                              ============  ===========  ==========  ========== ==========   ==========    ==========  ============


                    CENDANT CORPORATION EMPLOYEE SAVINGS PLAN
 STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                                   (Concluded)


                      FOR THE YEAR ENDED DECEMBER 31, 1998


                                                              Kobrick
                                                   Kobrick   Emerging   Kobrick                               Accrued
                                                   Capital     Growth    Growth     Employee  Conversion      Amounts
                                        Subtotal      Fund       Fund      Fund        Loans       Loans  Unallocated        Total
                                    ------------  --------   --------  --------  -----------  ----------  -----------  -----------
ADDITIONS TO NET ASSETS
  ATTRIBUTED TO:
  Contributions:
    Employer                        $ 17,962,201  $ 14,780   $  8,008  $  5,970  $       -    $       -   $(39,993)   $ 17,950,966
    Participants                       7,066,920     4,969      2,797     1,811          -            -      6,952       7,083,449
    Rollovers                        150,989,694        -          -         -           -     4,526,172     2,218     155,518,084
                                    ------------  --------   --------  --------  -----------  ----------  --------     -----------
      Total contributions            176,018,815    19,749     10,805     7,781          -     4,526,172   (30,823)    180,552,499
                                    ------------  --------   --------  --------  -----------  ----------  --------     -----------
  Investment income:
    Net (depreciation) appreciation
      in fair value of plan assets   (13,727,635)   59,246     23,641     7,351          -           -          -      (13,637,397)
    Interest and dividends             6,721,011       467         89         7          -           -      19,795       6,741,369
                                    ------------  --------   --------  --------  ----------   ----------  --------     -----------
           Total investment
             (losses) income          (7,006,624)   59,713     23,730     7,358          -           -      19,795      (6,896,028)
                                    ------------  --------   --------  --------  ----------   ----------  --------    ------------
           Total additions           169,012,191    79,462     34,535    15,139          -     4,526,172   (11,028)    173,656,471
                                    ------------  --------   --------  --------  ----------   ----------  --------     -----------

DEDUCTIONS FROM NET
  ASSETS ATTRIBUTED TO:
  Benefits paid to participants       13,241,840    (1,422)    (4,056)      273 (4,459,397)    4,526,172        -       13,303,410
  Trustee fees                            12,969        -          -          2         -            -          -           12,971
                                    ------------  --------   --------  -------- -----------   ----------  --------     -----------

           Total deductions           13,254,809    (1,422)    (4,056)      275 (4,459,397)    4,526,172        -       13,316,381
                                    ------------  --------   --------  -------- -----------   ----------  --------     -----------

INTERFUND TRANSFERS                     (476,709)  304,067    148,881    26,504         -             -     (2,743)            -
                                    ------------  --------   --------  --------  ---------    ----------  ---------    -----------
NET INCREASE (DECREASE) IN NET
  ASSETS AVAILABLE FOR BENEFITS      155,280,673   384,951    187,472    41,368  4,459,397            -    (13,771)    160,340,090

NET ASSETS AVAILABLE FOR
  BENEFITS, BEGINNING OF YEAR         74,163,610        -          -         -   2,698,894            -    236,159      77,098,663
                                    ------------  --------   --------  -------- ----------    ----------  --------    ------------
NET ASSETS AVAILABLE FOR
  BENEFITS, END OF YEAR             $229,444,283  $384,951   $187,472  $ 41,368 $7,158,291    $       -   $222,388    $237,438,753
                                    ============  ========   ========  ======== ==========    ==========  ========    ============


                    CENDANT CORPORATION EMPLOYEE SAVINGS PLAN
 STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION

                      FOR THE YEAR ENDED DECEMBER 31, 1997

                                                                                                              Cendant
                                                                                                          Corporation
                                                      Cendant         AIM           AIM             AIM        Common
                                                       Stable     Charter    Weingarten   Constellation         Stock
                                                   Value Fund        Fund          Fund            Fund          Fund       Subtotal
                                                   ----------  -----------   ----------   -------------   -----------   ------------
ADDITIONS TO NET ASSETS
ATTRIBUTED TO:
  Contributions:
   Participants                                    $  889,078  $   624,073   $  439,731    $   812,166    $    91,196   $ 2,856,244
   Employer                                           236,678      154,821       96,763        192,336         19,213       699,811
   Rollovers                                        1,552,307    2,705,402       71,159        110,452         -          4,439,320
                                                   ----------  -----------   ----------    -----------    -----------   -----------

Total contributions                                 2,678,063    3,484,296      607,653      1,114,954        110,409     7,995,375
                                                   ----------  -----------   ----------    -----------    -----------   -----------

Investment income:
   Net (depreciation) appreciation in
      fair value of plan assets                          (918)     112,252      151,011        214,787      3,864,027     4,341,159
   Interest and dividends                              608,367     758,432      444,559        433,174          2,388     2,246,920
                                                   ----------   ----------   ----------    -----------    -----------   -----------

   Total investment income                            607,449      870,684      595,570        647,961      3,866,415     6,588,079
                                                   ----------   ----------   ----------    -----------    -----------   -----------

   Total additions                                  3,285,512    4,354,980    1,203,223      1,762,915      3,976,824    14,583,454
                                                   ----------   ----------   ----------    -----------    -----------   -----------

DEDUCTIONS FROM NET ASSETS
ATTRIBUTE TO:

   Benefits paid to participants                    1,419,063      380,262      277,607        516,175          1,962     2,595,069
    Trustee fees                                        1,842          771          543          1,110              -         4,266
                                                   ----------   ----------   ----------    -----------    -----------   -----------

   Total deductions                                 1,420,905      381,033      278,150        517,285          1,962     2,599,335
                                                   ----------   ----------   ----------    -----------    -----------   -----------

INTERFUND TRANSFERS                                  (873,032)    (394,532)      38,080        (76,574)     5,510,077     4,204,019
                                                   -----------  ----------   ----------    ------------   -----------   -----------

NET INCREASE IN NET ASSETS
  AVAILABLE FOR BENEFITS                              991,575    3,579,415      963,153      1,169,056      9,484,939    16,188,138

NET ASSETS AVAILABLE FOR
  BENEFITS-BEGINNING OF YEAR                        8,173,059    3,044,717    2,108,625      4,620,263              -    17,946,664
                                                   ----------   ----------   ----------    -----------    -----------   -----------

NET ASSETS AVAILABLE FOR
  BENEFITS-END OF YEAR                             $9,164,634   $6,624,132   $3,071,778    $ 5,789,319    $ 9,484,939   $34,134,802
                                                   ==========   ==========   ==========    ===========    ===========   ===========


                    CENDANT CORPORATION EMPLOYEE SAVINGS PLAN
 STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                                   (Continued)

                      FOR THE YEAR ENDED DECEMBER 31, 1997


                                                      Templeton                                            Accrued
                                                        Foreign               HFS      Employee            Amounts
                                     Subtotal              Fund        Stock Fund         Loans        Unallocated        Subtotal
                                 ------------       -----------       -----------    ----------       -------------   ------------
ADDITIONS TO NET ASSETS
ATTRIBUTED TO:
  Contributions:
   Participants                  $  2,856,244       $   403,505       $ 1,003,999    $        -       $    (289,820)  $  3,973,928
   Employer                           699,811            86,250           198,722             -             (56,621)       928,162
   Rollovers                        4,439,320            94,703           130,637     1,428,138                   -      6,092,798
                                 ------------       -----------       -----------    ----------       -------------   ------------

   Total contributions              7,995,375           584,458         1,333,358     1,428,138            (346,441)    10,994,888
                                 ------------       -----------       -----------    ----------       --------------  ------------

Investment income:
   Net appreciation (depreciation)
     in fair value of plan assets   4,341,159          (129,210)       (1,241,882)            -                   -      2,970,067
   Interest and dividends           2,246,920           225,900            18,417                            10,783      2,502,020
                                 ------------       -----------       -----------    ----------       -------------   ------------

   Total investment
     income (losses)                6,588,079            96,690        (1,223,465)            -              10,783      5,472,087
                                 ------------       -----------       ------------   ----------       -------------   ------------

   Total additions                 14,583,454           681,148           109,893     1,428,138            (335,658)    16,466,975
                                 ------------       -----------       -----------    ----------       --------------  ------------

DEDUCTIONS FROM NET ASSETS
ATTRIBUTED TO:

   Benefits paid to participants    2,595,069           164,514           572,010       124,250                   -      3,455,843
   Trustee fees                         4,266               435             1,837           122                   -          6,660
                                 ------------       -----------       -----------    ----------       -------------   ------------

   Total deductions                 2,599,335           164,949           573,847       124,372                   -      3,462,503
                                 ------------       -----------       -----------    ----------       -------------   ------------

 INTERFUND TRANSFERS                4,204,019           270,132        (5,230,312)      271,349                   -       (484,812)
                                 ------------       -----------       ------------   ----------       -------------   -------------

NET INCREASE (DECREASE) IN
  NET ASSETS AVAILABLE FOR
  BENEFITS                         16,188,138           786,331        (5,694,266)    1,575,115           (335,658)     12,519,660
                                 ------------       -----------       ------------   ----------       --------------  -------------

NET ASSETS AVAILABLE
  FOR BENEFITS-BEGINNING
  OF YEAR                          17,946,664         1,425,092         5,694,266     1,123,779             571,817     26,761,618
                                 ------------       -----------       -----------    ----------       -------------   ------------

NET ASSETS AVAILABLE FOR
  BENEFITS-END OF YEAR           $ 34,134,802       $ 2,211,423       $         -    $2,698,894       $     236,159   $ 39,281,278
                                 ============       ===========       ===========    ==========       =============   ============


                    CENDANT CORPORATION EMPLOYEE SAVINGS PLAN
 STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                                   (Concluded)

                      FOR THE YEAR ENDED DECEMBER 31, 1997


                                                                                                   Merrill
                                                                                                     Lynch
                                                                             Merrill    Merrill  Corporate       Putnam
                                                              Emerging         Lynch      Lynch       Fund          New
                                                    Cash        Growth        Growth    Capital      Inter-   Opportunity
                                    Subtotal        Fund          Fund          Fund       Fund        Term        Fund        Total
                                 -----------  ----------   -----------   -----------  ---------  ----------   ---------  -----------
ADDITIONS TO NET ASSETS
ATTRIBUTED TO:
   Contributions:
     Participants                $ 3,973,928  $   82,699   $   376,513   $   689,676  $ 389,772  $  250,490   $ 684,162  $ 6,447,240
     Employer                        928,162       4,208        70,293       151,819     93,614      55,955     154,950    1,459,001
     Rollovers                     6,092,798  23,313,409       147,735     2,696,733  2,972,949     102,094     270,367   35,596,085
                                 -----------  ----------   -----------   -----------  ---------  ----------   ---------  -----------

   Total contributions            10,994,888  23,400,316       594,541     3,538,228  3,456,335     408,539   1,109,479   43,502,326
                                 -----------  ----------   -----------   -----------  ---------  ----------   ---------  -----------

Investment income
   Net appreciation (depreciation)
     in fair value of plan assets  2,970,067          -        142,206       (82,287)    38,435      21,408     374,091    3,463,920
   Interest and dividends          2,502,020          -         17,428       427,209    197,839      79,828      63,688    3,288,012
                                 -----------  ---------    -----------   -----------  ---------  ----------   ---------  -----------

   Total investment income         5,472,087          -        159,634       344,922    236,274     101,236     437,779    6,751,932
                                 -----------  ----------   -----------   -----------  ---------  ----------   ---------  -----------

   Total additions                16,466,975  23,400,316       754,175     3,883,150  3,692,609     509,775   1,547,258   50,254,258
                                 -----------  ----------   -----------   -----------  ---------  ----------   ---------  -----------

DEDUCTIONS FROM NET ASSETS
   ATTRIBUTED TO:

   Benefits paid to participants   3,455,843     42,699         61,767       122,145     60,669     113,973     151,810    4,008,906
   Trustee fees                        6,660          -            213           468        250         225         383        8,199
                                 -----------  ---------    -----------   -----------  ---------  ----------   ---------  -----------

   Total deductions                3,462,503     42,699         61,980       122,613     60,919     114,198     152,193    4,017,105
                                 -----------  ---------    -----------   -----------  ---------  ----------   ---------  -----------

   NET TRANSFERS                    (484,812)   (16,434)       212,305       147,881    (46,119)    112,581      74,598           -
                                 -----------  ----------   -----------   -----------  ---------- ----------   ---------  -----------

   NET INCREASE IN NET ASSETS
     AVAILABLE FOR BENEFITS       12,519,660  23,341,183       904,500     3,908,418  3,585,571     508,158   1,469,663   46,237,153

   NET ASSETS AVAILABLE FOR
     BENEFITS-BEGINNING
     OF YEAR                      26,761,618     143,863       554,626       888,246    285,003     989,373   1,238,781   30,861,510
                                 -----------  ----------   -----------   -----------  ---------  ----------  ----------  -----------

   NET ASSETS AVAILABLE FOR
     BENEFITS-END OF YEAR        $39,281,278 $23,485,046   $ 1,459,126   $ 4,796,664  $3,870,574 $1,497,531  $2,708,444  $77,098,663
                                 =========== ===========   ===========   ===========  ========== ==========  ==========  ===========

                             SUPPLEMENTAL SCHEDULES

                    CENDANT CORPORATION EMPLOYEE SAVINGS PLAN

ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 1998

                                                                                                Contract or
                                                   Number of                                      Current
Description                                      Units/Shares                   Cost               Value
--------------------------------------           ------------              -------------       --------------

Cendant Corporation Common Stock Fund              3,066,164               $  39,107,080       $   59,213,751
Merrill Lynch Equity Index Trust                     367,189                  27,865,456           30,815,254
Cendant Stable Value Fund                         40,348,634                  40,349,153           40,344,312
Kobrick Capital Fund                                  25,664                     325,605              384,951
Kobrick Emerging Growth Fund                          13,439                     163,886              187,472
Kobrick Growth Fund                                    3,006                      33,964               41,368
MFS Emerging Growth Fund                             104,339                   3,989,220            4,653,525
AIM Charter Fund                                   2,744,105                  37,013,882           40,914,605
Merrill Lynch Growth Fund                            288,003                   7,878,563            6,194,947
AIM Constellation Fund                               248,054                   6,343,307            7,570,616
Putnam New Opportunity Fund                          167,244                   8,320,533            9,772,062
Templeton Foreign Fund                               831,580                   8,507,161            6,976,956
Merrill Lynch Capital Fund                           336,788                  11,964,489           11,588,892
Merrill Lynch Corp Bond Fund Inter-Term              421,973                   4,887,137            4,924,429
AIM Weingarten Fund                                  259,978                   5,435,252            6,452,656
Loan Fund                                          7,158,291                   7,158,291            7,158,291
Cash Fund                                                                         22,278               22,278
Other                                                  (525)                       (525)                (525)
                                                ------------               -------------       --------------
Total                                             56,383,926                $209,364,732         $237,215,840
                                                  ==========                ============         ============

                    CENDANT CORPORATION EMPLOYEE SAVINGS PLAN

ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
YEAR ENDED DECEMBER 31, 1998

                                                                           Purchases                      Sales
Identity of                          Description                Purchase   Number of        Selling       Number of      Net Gain
Party Involved                       of Asset                      Price   Transactions     Price         Transactions   or (Loss)
----------------------------------   ---------------------  ------------   -------------    ----------    ------------   ---------
A series of transactions in excess
 of 5% of the beginning value of
 plan assets

Cendant Corporation Common Stock    Common Stock            $ 36,808,618        484         $       -             -      $     -
  Fund                                                         2,734,508          -          3,175,040            665       440,532

Merrill Lynch Equity Index Trust    Common/Collective Trust   31,321,364        353                 -             -            -
                                                               3,455,907          -          3,301,016            244      (154,891)

Cendant Stable Value Fund           Common/Collective Trust   40,924,322        940                 -             -            -
                                                               9,740,362          -          9,740,323            741           (39)

MFS Emerging Growth Fund            Mutual Fund                3,444,318        464                 -             -            -
                                                                 806,891          -            816,286            284         9,395

AIM Charter Fund                    Mutual Fund               36,635,307        641                 -             -            -
                                                               6,062,091          -          6,169,465            616       107,374

Merrill Lynch Growth Fund           Mutual Fund                8,109,162        461                 -             -            -
                                                               5,182,611          -          4,613,398            478      (569,213)

AIM Constellation Fund              Mutual Fund                2,611,883        474                 -             -            -
                                                               1,640,035          -          1,751,655            400       111,620

Putnam New Opportunity Fund         Mutual Fund                7,748,332        524                 -             -            -
                                                               1,812,730          -          1,822,084            357         9,354

Templeton Foreign Fund              Mutual Fund               10,508,637        478                 -             -            -
                                                               4,286,015          -          3,710,479            468      (575,536)

Merrill Lynch Capital Fund          Mutual Fund               10,656,247        475                 -             -            -
                                                               2,522,420          -          2,484,750            426       (37,670)

Merrill Lynch Corp Bond Fund
 Inter-Term                         Mutual Fund                4,321,501        457                 -             -            -
                                                                 923,993          -            925,695            353         1,702

AIM Weingarten Fund                 Mutual Fund                3,352,304        489                 -             -            -
                                                                 871,505          -            933,201            366        61,696

Loan Fund                           Loans                      6,384,627        182                 -             -            -
                                                               2,687,867          -          2,687,867            211          -


                                   SIGNATURES



     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                   Cendant Corporation
                                   Employee Savings Plan



                                  By:  /s/ David M. Johnson
                                       David M. Johnson
                                       Plan Committee Member
                                       Cendant Corporation Employee
Date:  June 28, 1999                   Savings Plan